UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-105077
Capital Auto Receivables, Inc.
on behalf of
Capital Auto Receivables Asset Trust 2005-1
(Exact name of registrant as specified in its charter)
C/O General Motors Acceptance Corporation
200 Renaissance Center, P.O. Box 200, Detroit, MI 48265-2000 (313) 556-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Capital Auto Receivables Asset Trust 2005-1
One Month LIBOR + 0.04% Asset Backed Notes, Class A-2a
3.73% Asset Backed Notes, Class A-2b
One Month LIBOR + 0.06% Asset Backed Notes, Class A-3
4.05% Asset Backed Notes, Class A-4
One Month LIBOR + 0.10% Asset Backed Notes, Class A-5
One Month LIBOR + 0.375% Asset Backed Notes, Class B
4.73% Asset Backed Notes, Class C
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 89
Pursuant to the requirements of the Securities Exchange Act of 1934 Capital Auto Receivables, Inc. on behalf of Capital Auto Receivables Asset Trust 2005-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2006	By:	/s/ William J. McGrane
William J. McGrane, Controller and
Principal Accounting Officer